UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-22920

NUMEREX CORP.

(Exact name of registrant as specified in its charter)

400 Interstate North Parkway SE, Suite 1350,

Atlanta, Georgia 30339

(770) 693-5950

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Numerex Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NUMEREX CORP.

Date: December 18, 2017	By:	/s/ Kenneth Gayron
		Name:	Kenneth Gayron
		Title:	Interim Chief Executive Officer and Chief Financial Officer